EXHIBIT 99.4

FirstService Reports Record Fourth Quarter and Full Year Results

  Global revenue up 18% and Adjusted EPS up 28% for the year
  Colliers International revenue up 24% and Adjusted EBITDA up 38% for 2014

Announces plan to separate into two independent public companies: Colliers International and FirstService Corporation

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2014	2013	2014	2013

Revenues (millions)	$ 823.8	$ 691.9	$ 2,714.3	$ 2,344.6
Adjusted EBITDA (millions) (note 1)	80.4	72.9	221.7	183.9
Adjusted EPS (note 2)	1.16	0.96	2.73	2.13

TORONTO, Feb. 10, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) today announced record fourth quarter and full year results for the year ended December 31, 2014. All amounts are in US dollars and all percentage revenue variances are calculated on a local currency basis.

Revenues for the fourth quarter were $823.8 million, a 22% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $80.4 million, up 10%, and Adjusted EPS (note 2) was $1.16, up 21% from the prior year quarter. GAAP EPS from continuing operations was $0.45 per share in the quarter, compared to $0.11 for the same quarter a year ago.

For the year ended December 31, 2014, revenues were $2.71 billion, an 18% increase relative to the prior year. Adjusted EBITDA was $221.7 million, up 21%. Adjusted EPS was $2.73, up 28% versus the prior year. GAAP EPS from continuing operations for the year was $1.15, compared to a loss of $0.48 in the prior year. The prior year was negatively impacted by accelerated amortization of intangible assets and one-time re-branding related costs in connection with the re-branding of the Company's residential real estate services operations to "FirstService Residential". Cash flow from operations was a record $159.1 million, up 37% versus the prior year.

"We finished 2014 with record results and tremendous opportunities to continue creating value for shareholders," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "We also announced an exciting plan to separate the Company into two independent public companies: Colliers International, one of the top three global players in commercial real estate; and FirstService Corporation, the North American leader in residential property management and property services. After the separation, FirstService Corporation will be comprised of the FirstService Residential and FirstService Brands divisions. The spin-off transaction is planned as a tax-free distribution to shareholders and is expected to be completed in the second quarter of 2015."

"I am particularly excited about this important development in the evolution of our company; the creation of two, billion dollar real estate service companies. Each company has a distinct brand, customers and industry dynamics. By separating, each company will be able to intensify its focus on core markets and customers and have the flexibility to pursue independent value creation strategies while optimizing its capital structure and financial resources. For shareholders, the separation creates two different yet compelling investment opportunities attracting appropriate investors and offering better comparability with publically traded peers. Operationally, I will assume the role of Executive Chairman of Colliers and Chairman of FirstService and will continue to control and provide oversight and stewardship of both companies over the long-term. Scott Patterson will take on the role of CEO of FirstService, John Friedrichsen will become the CFO of Colliers and other key executives will remain in place," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. As one of the largest property managers in the world, FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through company-owned operations and franchise systems.

FirstService generates over US$2.7 billion in annual revenues and has more than 24,000 employees worldwide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publicly listed company in 1993. The shares of FirstService trade on the NASDAQ under the symbol "FSRV" and on the Toronto Stock Exchange under the symbol "FSV". More information about FirstService is available at www.firstservice.com

Segmented Fourth Quarter Results

Colliers International revenues totalled $541.6 million for the fourth quarter, compared to $433.3 million in the prior year quarter, up 28%. The revenue increase was comprised of 20% internal growth and 8% growth from recent acquisitions. Internal growth was led by the EMEA and Asia Pacific regions, both of which had strong year over year gains in investment sales, leasing and consulting. Adjusted EBITDA was $72.4 million, up 18% versus the prior year quarter.

FirstService Residential revenues totalled $227.9 million for the fourth quarter, up 10% relative to the prior year quarter. The revenue increase was comprised of 7% internal growth from new property management contract wins and 3% from recent acquisitions. Adjusted EBITDA was $6.9 million, versus $10.5 million in the prior year period. Results were impacted by significantly higher employee medical benefits costs in the US during 2014.

FirstService Brands revenues totalled $54.3 million, up 8% versus the prior year period. The increase was comprised of 5% internal growth and 3% from recent acquisitions. Adjusted EBITDA for the quarter was $9.0 million, up 7% versus the prior year quarter. Each of the franchise brands reported strong increases in system-wide sales and royalties.

Corporate costs were $7.9 million in the fourth quarter, relative to $7.4 million in the prior year period.

Segmented Full Year Results

Colliers International annual revenues for 2014 totalled $1.58 billion, compared to $1.31 billion in the prior year, up 24%. The revenue increase was comprised of 16% internal growth and 8% growth from acquisitions. Adjusted EBITDA for 2014 was $157.4 million, up 38% versus the prior year, with margins up 110 basis points due to increased broker productivity and operating leverage.

FirstService Residential revenues were $919.5 million, up 9% relative to 2013, with the increase comprised of 7% internal growth and 2% from acquisitions. Adjusted EBITDA was $45.6 million, down 14% versus the prior year, and was impacted by $9.0 million of incremental US employee medical benefits costs incurred during the year. The Company has redesigned its health plans and adjusted cost sharing with clients and employees effective January 1, 2015, with the result that costs will return to a normalized burden rate for 2015 and beyond.

FirstService Brands revenues for the year totalled $212.5 million, up 11% versus the prior year, comprised of internal growth of 9% and 2% from acquisitions. Adjusted EBITDA for the year was $37.8 million, up 13% relative to the prior year, due to operating leverage on royalties from increasing system-wide sales at the division's franchise brands.

Corporate costs were $19.0 million for the full year, relative to $17.3 million in the prior year.

Stock Repurchases

During the fourth quarter, the Company repurchased 162,300 Subordinate Voting Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of $52.46 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,627,073 Subordinate Voting Shares under its NCIB, which expires on June 8, 2015.

Appointment of Director

On February 10, 2015, John (Jack) P. Curtin was appointed to the Board of Directors of the Company, and will also serve as a member of the Audit Committee. Mr. Curtin is an Advisory Director in the Investment Banking Division of Goldman Sachs & Co. in Toronto and New York, and prior to December 2014 served as Chairman and CEO of Goldman Sachs Canada Inc.

Plan to Separate into Two Independent Public Companies

FirstService separately announced today that its Board of Directors has approved, in principle, a plan to separate into two independent public companies: Colliers International, one of the top three global leaders in commercial real estate; and FirstService Corporation, to be comprised of the Company's FirstService Residential and FirstService Brands operations. The separation is being planned as a spin-off, resulting in a tax-free distribution of shares to shareholders. The plan, which is subject to the Company obtaining tax rulings, regulatory approval and shareholder approval, is expected to be completed in the second quarter of 2015.

Conference Call & Presentation

FirstService will be holding a conference call on Wednesday, February 11, 2015 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter and full year, as well as the planned separation into two independent public companies. The Company has posted a presentation in the Investors / Newsroom section of its website that provides an overview of the separation. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the Investors / Newsroom section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2014	2013	2014	2013

Net earnings from continuing operations	$ 37,798	$ 28,055	$ 89,399	$ 46,601
Income tax	10,660	16,054	31,799	22,204
Other expense (income)	25	312	(1,008)	(1,524)
Interest expense, net	4,403	4,220	14,237	21,499
Operating earnings	52,886	48,641	134,427	88,780
Depreciation and amortization	18,250	14,592	62,410	71,882
Acquisition-related items	5,870	2,118	11,825	10,498
Stock-based compensation expense	3,414	7,526	13,083	12,733
Adjusted EBITDA	$ 80,420	$ 72,877	$ 221,745	$ 183,893

2. Reconciliation of net earnings from continuing operations and net earnings (loss) per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings (loss) per common share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings (loss) per common share from continuing operations to adjusted EPS appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2014	2013	2014	2013

Net earnings from continuing operations	$ 37,798	$ 28,055	$ 89,399	$ 46,601
Non-controlling interest share of earnings	(8,437)	(5,749)	(28,200)	(18,027)
Preferred share dividends	--	--	--	(3,146)
Acquisition-related items	5,870	2,118	11,825	10,498
Amortization of intangible assets (1)	6,303	5,989	24,293	37,141
Stock-based compensation expense	3,414	7,526	13,083	12,731
Income tax on adjustments	(2,532)	(2,275)	(9,724)	(11,004)
Non-controlling interest on adjustments	(553)	(910)	(1,649)	(4,076)
Adjusted net earnings	$ 41,863	$ 34,754	$ 99,027	$ 70,718

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2014	2013	2014	2013

Diluted net earnings (loss) per common share from continuing operations	$ 0.45	$ 0.11	$ 1.15	$ (0.48)
Non-controlling interest redemption increment	0.36	0.51	0.53	1.25
Acquisition-related items	0.16	0.05	0.31	0.30
Amortization of intangible assets, net of tax (1)	0.11	0.10	0.43	0.73
Stock-based compensation expense, net of tax	0.08	0.19	0.31	0.33
Adjusted earnings per share	$ 1.16	$ 0.96	$ 2.73	$ 2.13

(1) Amortization of intangible assets for the year ended December 31, 2013 includes $11,153 ($0.26 per share) of accelerated amortization related to legacy regional trademarks and trade names in connection with Residential Real Estate Services re-branding.

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US$, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2014	2013	2014	2013

Revenues	$ 823,826	$ 691,857	$ 2,714,273	$ 2,344,625

Cost of revenues	521,375	428,309	1,747,175	1,523,277
Selling, general and administrative expenses	225,446	198,197	758,436	650,188
Depreciation	11,946	8,603	38,117	34,741
Amortization of intangible assets	6,303	5,989	24,293	37,141
Acquisition-related items (1)	5,870	2,118	11,825	10,498
Operating earnings	52,886	48,641	134,427	88,780
Interest expense, net	4,403	4,220	14,237	21,499
Other expense (income)	25	312	(1,008)	(1,524)
Earnings before income tax	48,458	44,109	121,198	68,805
Income tax	10,660	16,054	31,799	22,204
Net earnings from continuing operations	37,798	28,055	89,399	46,601
Discontinued operations, net of income tax (2)	593	(2,713)	1,537	(5,183)
Net earnings	38,391	25,342	90,936	41,418
Non-controlling interest share of earnings	8,437	5,749	28,200	18,027
Non-controlling interest redemption increment	12,980	18,373	19,420	41,430
Net earnings (loss) attributable to Company	16,974	1,220	43,316	(18,039)
Preferred share dividends	--	--	--	3,146
Net earnings (loss) attributable to common shareholders	$ 16,974	$ 1,220	$ 43,316	$ (21,185)

Net earnings (loss) per common share

Basic
Continuing operations	$ 0.46	$ 0.11	$ 1.16	$ (0.48)
Discontinued operations	0.01	(0.08)	0.04	(0.16)
	$ 0.47	$ 0.03	$ 1.20	$ (0.64)

Diluted
Continuing operations	$ 0.45	$ 0.11	$ 1.15	$ (0.48)
Discontinued operations	0.01	(0.08)	0.04	(0.16)
	$ 0.46	$ 0.03	$ 1.19	$ (0.64)

Adjusted earnings per share (3)	$ 1.16	$ 0.96	$ 2.73	$ 2.13

Weighted average common shares (thousands)
Basic	35,829	35,709	35,917	32,928
Diluted	36,188	36,148	36,309	33,262

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, settlements of contingent liabilities of acquired entities initially recognized at the acquisition date and transaction costs.
(2) Discontinued operations include a commercial real estate consulting business which was sold in July 2014; the REO rental operation which was sold in April 2014 and Field Asset Services which was sold in September 2013.
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	December 31, 2014	December 31, 2013

Assets
Cash and cash equivalents	$ 156,793	$ 142,704
Restricted cash	3,657	5,613
Accounts receivable	409,317	371,423
Other current assets	92,429	71,582
Deferred income tax	45,623	23,938
Current assets	707,819	615,260
Other non-current assets	26,332	19,711
Deferred income tax	83,639	102,629
Fixed assets	120,394	101,554
Goodwill and intangible assets	701,243	604,357
Total assets	$ 1,639,427	$ 1,443,511

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 553,139	$ 485,436
Other current liabilities	40,624	39,943
Long-term debt - current	36,396	44,785
Current liabilities	630,159	570,164
Long-term debt - non-current	456,952	328,009
Other liabilities	51,904	43,051
Deferred income tax	36,205	31,165
Redeemable non-controlling interests	230,992	222,073
Shareholders' equity	233,215	249,049
Total liabilities and equity	$ 1,639,427	$ 1,443,511

Supplemental balance sheet information
Total debt	$ 493,348	$ 372,794
Total debt, net of cash	336,555	230,090

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2014	2013	2014	2013

Cash provided by (used in)

Operating activities
Net earnings	$ 38,391	$ 25,342	$ 90,936	$ 41,418
Items not affecting cash:
Depreciation and amortization	18,252	14,677	62,516	75,352
Deferred income tax	(551)	480	(991)	(23,868)
Other	1,312	(1,220)	(1,678)	5,823
	57,404	39,279	150,783	98,725

Changes in operating assets and liabilities	69,902	61,093	8,285	17,552
Net cash provided by operating activities	127,306	100,372	159,068	116,277

Investing activities
Acquisition of businesses, net of cash acquired	(48,091)	(2,474)	(108,245)	(37,735)
Disposal of business, net of cash disposed	--	--	8,373	49,460
Purchases of fixed assets	(16,562)	(13,070)	(52,506)	(34,824)
Other investing activities	(3,097)	(1,812)	(3,799)	(4,198)
Net cash used in investing activities	(67,750)	(17,356)	(156,177)	(27,297)

Financing activities
(Decrease) increase in long-term debt, net	12,420	(94,690)	114,682	35,453
Purchases of non-controlling interests, net	(22,675)	(3,808)	(35,601)	(5,704)
Dividends paid to preferred shareholders	--	--	--	(2,537)
Dividends paid to common shareholders	(3,586)	(3,564)	(14,361)	(6,890)
Redemption of preferred shares	--	--	--	(39,232)
Repurchases of subordinate voting shares	(8,513)	--	(28,868)	(14,554)
Other financing activities	(3,802)	(4,083)	(16,749)	(14,714)
Net cash (used in) provided by financing activities	(26,156)	(106,145)	19,103	(48,178)

Effect of exchange rate changes on cash	(6,612)	(1,288)	(7,905)	(6,782)

Increase (decrease) in cash and cash equivalents	26,788	(24,417)	14,089	34,020

Cash and cash equivalents, beginning of period	130,005	167,121	142,704	108,684

Cash and cash equivalents, end of period	$ 156,793	$ 142,704	$ 156,793	$ 142,704

Segmented Results
(in thousands of US$)

	Commercial	Residential
	Real Estate	Real Estate	Property
(unaudited)	Services	Services	Services	Corporate	Consolidated

Three months ended December 31

2014
Revenues	$ 541,576	$ 227,870	$ 54,304	$ 76	$ 823,826
Adjusted EBITDA	72,414	6,909	9,037	(7,940)	80,420
Operating earnings	55,005	475	6,972	(9,566)	52,886

2013
Revenues	$ 433,311	$ 207,996	$ 50,477	$ 73	$ 691,857
Adjusted EBITDA	61,272	10,496	8,462	(7,353)	72,877
Operating earnings	44,267	7,312	5,332	(8,270)	48,641

	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services	Corporate	Consolidated

Year ended December 31

2014
Revenues	$ 1,582,039	$ 919,545	$ 212,457	$ 232	$ 2,714,273
Adjusted EBITDA	157,406	45,611	37,759	(19,031)	221,745
Operating earnings	97,180	31,379	30,559	(24,691)	134,427

2013
Revenues	$ 1,306,334	$ 844,952	$ 193,135	$ 204	$ 2,344,625
Adjusted EBITDA	114,435	53,235	33,521	(17,298)	183,893
Operating earnings	59,209	27,613	23,201	(21,243)	88,780
CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500